

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 25, 2009

Mr. Nobuyuki Hirano
Principal Financial Officer
The Bank of Tokyo Mitsubishi UFJ Ltd.
7-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-8330 Japan

> **Re: The Bank of Tokyo Mitsubishi UFJ Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 033-93414**

Dear Mr. Hirano:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief